Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     Statements contained in this transcript which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial Corp., Hanmi Bank and Pacific Union Bank, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Hanmi Bank and Pacific Union Bank may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Hanmi Financial Corp. may fail to approve the issuance of shares pursuant to the merger and the related equity financing; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; and (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Hanmi Financial Corp. and Pacific Union with the Securities and Exchange Commission or FDIC, as the case may be, from time to time. None of Hanmi Financial Corp., Hanmi Bank or Pacific Union Bank undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Hanmi Bank and Pacific Union Bank and issuance of shares of common stock by Hanmi Financial Corp. in the merger and the financing transactions related to the merger. In connection with the proposed transactions, a registration statement on Form S-4 will be filed with the SEC and a merger proxy statement will be filed with the FDIC. STOCKHOLDERS OF HANMI FINANCIAL CORP. AND OF PACIFIC UNION BANK ARE ENCOURAGED TO READ

THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FDIC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Hanmi Financial Corp. and stockholders of Pacific Union Bank. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the FDIC’s Public Reference Section at the FDIC, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, from Hanmi Financial Corporation, 3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010, Attention: Stephanie Yoon, or from Pacific Union Bank, 3530 Wilshire Boulevard, Suite 1800, Los Angeles, California 90010, Attention: Diane Kim.

     Hanmi Financial Corp., Pacific Union Bank and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Hanmi Financial Corp.’s directors and executive officers is available in Hanmi Financial Corp.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 21, 2003, and information regarding Pacific Union Bank’s directors and executive officers is available in Pacific Union’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the FDIC on May 7, 2003. Additional information regarding the interests of such potential participants (including the addition of one of the members of the Pacific Union Bank’s board of directors, who has yet to be identified, to the board of directors of Hanmi Financial Corp. following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC and the FDIC when they become available.

###

     The following is a transcript of the conference call and webcast hosted by Hanmi Financial Corp. and Pacific Union Bank on December 23, 2003:

Event Name: Hanmi Financial Corporation Agrees to Acquire Pacific Union Conference Call
Event Date: 2003-12-23T15:00:00 UTC

******************************************************

Operator
Stephanie Yoon;Hanmi Financial; VP of Investor Relations and Strategic Planning
Jae Whan Yoo; Hanmi Financial;President and CEO
Mike Winiarski; Hanmi Financial;CFO
David Warner;Pacific Union;CEO
Dianne Kim;Pacific Union;SVP and CFO
Steve Didion; Hoefer and Arnett;Analyst
Brett Rabatin; FTN Midwest Research;Analyst

Steven Dan; DR Asset Management;Analyst
Louis Sarcus; Chesapeake Partners;Analyst
Joel Wittenberg; Wittenberg Investment Management;Analyst

Presentation

Operator: Good morning everyone, and welcome to the conference call regarding the combination of Hanmi Financial and Pacific Union. (OPERATOR INSTRUCTIONS). After the marks by management, we will open the call to questions from investors and analyst only. (OPERATOR INSTRUCTIONS).

Before we begin, please note today’s call will include forward-looking statements. We make these statements under the Safe Harbor for forward-looking language. The statements relate to the two companies’ future operations, prospects and businesses. Words such as expect, feel, believe, will, may, anticipate, plan, estimate, intend, should and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates under underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.

Such statements are subject to certain risks and uncertainties many of which are difficult to predict and generally beyond the control of Hanmi Financial, Hanmi Bank and Pacific Union Bank that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The companies have described various factors that among others could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. For additional information, see the companies’ filings with the SEC.

Now I will turn it over to Ms. Stephanie Yoon, who is Hanmi’s Vice President of Investor Relations and Strategic Planning.

Stephanie Yoon: Thank you for joining us. Last night we announced a definite agreement that combines Hanmi Financial with Pacific Union. You may find the announcement on our website at www.hanmifinancial.com, or on the Pacific Union web site at www.pacificunionbank.com. Again, those web addresses are www.hanmifinancial.com and www.pacificunionbank.com. We will address (indiscernible). Our priority remains our customers and employees today. We will therefore (indiscernible) duration of the conference call.

Now I am pleased to introduce our President and CEO, Mr. Jae Whan Yoo.

Jae Whan Yoo: Good morning and thank you, Stephanie. With me is the President and the Chief Executive Officer of Pacific Union, Mr. David B. Warner, Jr.

Pacific Union is the oldest established Korean-American community bank. Pacific Union has made many contributions to our community. Hanmi has gained a deep respect for the people of Pacific Union and with their abilities. We look forward to working with them.

Later, I am happy to say, he will speak on this call. He is here with an Investor Relations Officer at Pacific Union, Dianne Kim. I’m also happy to welcome our new Chief Financial Officer, Michael Winiarski.

We are pleased that this transaction will form the leading Korean-American community bank. With was our larger size we will gain greater resources and capabilities. This means we can do even more for our communities and the customers. Already we have identified opportunities to attract new customers and to improve the services we provide for our existing customers. That is why we have said that this deal is about investing in our community for the long-term.

To describe the details, I am pleased to introduce Mike Winiarski. This morning we announced his appointment as CFO. He has broad experience in banking. He strengthened our team as we manage Hanmi’s great scale and complexity. He will help us capture new opportunities we will have as a new market leader. This hiring decision demonstrates our commitment to appoint the best people as we work to serve our communities.

Mike Winiarski: Together, Pacific Union and Hanmi, will have more deposits than any other Korean-American community bank. The pro forma assets are nearly $2.8 billion, and pro forma deposits are nearly $2.4 billion. We will be the leader in the Korean-American community by a large margin, serving concentrations of Korean-Americans throughout Southern California, as well as in the Bay Area and Seattle.

This market has been very attractive. It has a tradition of loyalty and long-term banking relationships, and has attractive demographic trends and growth rates. In addition, Hanmi will be positioned to continue its successful efforts to extend service to neighboring ethnic communities. We believe the operating numbers are as compelling as strategic rationale.

In our news release we projected this combination will be marginally dilutive in 2004, but by 2005 will be accretive to EPS on both a GAAP basis and a cash basis. These projections do not include potential revenue growth. Nonetheless, this management team seeks clear opportunities to grow revenues as we build our new market leadership and our greater scale.

The pro forma projections only reflect the benefits of the cost savings that were identified during extensive due diligence by our management team. These cost savings should total about $10 million over the next 18 months. This amounts to about 17 percent of the combined cost basis of the two companies.

Much of these cost savings we believe will come from the consolidation of our back office operations, as well as scale efficiencies. In addition, if you know our markets you cannot help but notice the overlap in our branches. Our integration team believes that it can achieve meaningful branch consolidations without sacrificing service or convenience in any way.

Our integration team is confident it can achieve these cost saves while smoothly integrating the two banks. The two banks have similar cultures. They serve very similar markets. They offer similar products and services. And the very high caliber of the two banks’ employees is very similar. In addition, the two banks have similar approaches to technology. These similarities we believe will ease our integration efforts.

To help guide our integration process, we have engaged Dan Davis of CBC Consulting. Dan brings significant post merger integration experience, having worked on more than 50 banking and mergers and acquisitions. Working with Hanmi executives, Dan Davis has developed a detailed integration plan, and now will help the combined banks to execute on these plans.

Now let me offer a quick overview of the structure of this transaction. The purchase price works out to $27.63 per share, or an aggregate transaction value of $295 million at the close of market on Monday. This valuation at 2.8 times tangible book value is in line with similar West Coast bank deals. The consideration of will consist of 6.12 million shares of Hanmi common stock and $164.6 million in cash, subject to certain adjustments.

All of the cash portion will be used to acquire most of the shares held by Korea Exchange Bank. All the other outstanding Pacific Union shares, including the publicly held shares, will be exchanged for Hanmi shares. The agreement provides that the per-share prices paid for each share will have the same value, whether the price it is paid in cash or in stock. In addition, as our news release indicates, the deal puts a collar on the price.

We expect to take a restructuring charge of approximately $20 million. This charge will be recognized at the time of closing. Closing is expected to come in the second quarter of 2004 after we receive the customary approvals. With any bank transaction, credit quality and the potential for credit surprises are always a key concern. Our team knew by reputation of Pacific Union’s very conservative and prudent culture, or credit culture I should say. Our intensive due diligence, which includes more than 500 man hours, enabled us to validate Pacific Union’s excellent reputation.

So in conclusion, we’re confident that the strategic rationale to create this clear community leader makes sense. And we believe this will provide us with an opportunity to create compelling value for shareholders. On that note, I will turn the call back to Mr. Yoo.

Jae Whan Yoo: We are pleased Michael has joined Hanmi. The decision to bring in an executive of his caliber reflects our institution’s growing scale and opportunities. Now I would like to introduce our guest from Pacific Union, Mr. David Warner.

David Warner: I believe it is no overstatement to observe that the combination of our two banks is a historic event, something that is quite remarkable and unique for the Korean-American community here in California. This announcement, as many of you know, is the result of a process brought on by the requirement that Korea Exchange Bank reduce its ownership interests in Pacific Union Bank. From this unexpected start we have rather quickly come to a transaction that I believe will be a great opportunity for everyone involved.

Later today I look forward to welcoming Mr. Yoo at PUB’s head office, so that we can start the process of introducing people of our two banks to each other. Both banks have much in common, and therefore have a shared and strong foundation on which to build the preeminent Korean-American bank.

As Mr. Yoo and Mike have both emphasized, we have similar commitments to customer service. We serve the same community. But most of all, we both have superb employees. Our agreement will create an unprecedented combination that offers a great financial resource for Korean-Americans and the other communities that we serve. The entire PUB management team look forward very much to working with you, Mr. Yoo and your team during this transition.

Now to the PUB investors let me add that our team, led by Dianne Kim, is prepared to continue our conversations with you, and we appreciate your support.

Dianne Kim: We will be available as before to address investors’ calls.

Stephanie Yoon: In summary, this transition creates the largest Korean-American community bank in the U.S. It will have the scale and resources to serve our community even better. This combination will create new growth of facility, and we (indiscernible) to grow mostly because of our many similarities. Now we’ll take your questions.

Question and Answer

Operator: (OPERATOR INSTRUCTIONS) Steve Didion of Hoefer and Arnett.

Steve Didion: Could you please break down the (technical difficulty) million special charge as much as you can?

Stephanie Yoon: Break down the special charges? (inaudible)?

Steve Didion: The restructuring charge.

Stephanie Yoon: Actually half of the restructuring charge is going to be the fee for the advisory. The (indiscernible) deal is we have not two parties involved, but also we have trustees who has hired advisories. So 20 million (indiscernible) is going to be there in the budget in fees for the lawyers and financial advisers. The others, we have some severance expense, as well as some (indiscernible) determination expense as well.

Steve Didion: Secondarily, could you give us — it looks like from the release, from what details in there, that the diluted shares outstanding post the deal ought to be approximately 25 million. Is that right?

Stephanie Yoon: That’s correct.

Steve Didion: If I look at that number and take the earnings we expected in 2004 of approximately 22.5 million, add in say seven or eight months contribution from Pacific Union Bank’s run rate, and take out the cost of the trust preferred. I know this is a simplistic analysis, but the number for EPS for ‘04, assuming some growth of Hanmi, drops back, it looks like to me to the $1.30, $1.35 area, which will be roughly flat with this year’s expected earnings. I wonder if you would care to comment on that?

Stephanie Yoon: Mike? No, it’s not really. We expect for the year 2004, we get about 2 cents of accretion. But in 2005, it is going to be a little bit accretive — sorry, a little bit (indiscernible). What we believe is we taking the Street estimate of 155 for the next two years. Because we have not — we are going to have about 60 percent of cost savings this year. And we believe in 18 years, we’re going to have about to have about —

David Warner: 18 months.

Stephanie Yoon: 18 months, we’re going to have about 10 million. So it is going to be in the first few years it is going to be about 60 percent of 4 to 5 million of debt.

Steve Didion: Yes, the 5 million is about another maybe 12 cents a share after taxes it looks like. I just wondered whether you thought those numbers were in the ballpark. So you think that’s too low?

Stephanie Yoon: Too low for the — in this number we did not add (indiscernible) impact actually. And we believe by adding — by combining this figure (indiscernible) Hanmi we have much more opportunities than we showed in our press release. But we want to be very conservative, and we use a very conservative number of cost savings, about 50 percent or 70 when combined bank. But we think there is an upside, a huge upside in this deal for (indiscernible). So we’re very comfortable, and all our financial advisers are very comfortable in the numbers.

Operator: Brett Rabatin with FTN Midwest Research.

Brett Rabatin: A couple of questions for you. First off could you discuss the mark-to-market adjustments from a balance sheet perspective for this deal, meaning the securities portfolio and the liabilities?

Stephanie Yoon: Okay.

Brett Rabatin: Given Pacific Union’s funding there are to be a significant positive mark-to-market from that perspective.

Stephanie Yoon: Right. I don’t have details of (indiscernible), but basically we, after pro forma basis, we believe that is going to be —.

Brett Rabatin: I’m sorry, I missed that. It cut out there towards the end.

Mike Winiarski: We will be happy to follow-up with you when we get the details of the purchase accounting treatment.

Brett Rabatin: And then in the first paragraph, or actually the second paragraph of the announcement, it talks about maybe not new products, but larger lending limits and a wider range of products and services. And I wasn’t really aware of anything that one bank didn’t offer that the other did. So I was curious if you could elaborate on that statement?

Stephanie Yoon: I think it is in the news release that right now either bank does not have the cash arrangement service at this point. Plus on a more personal basis we can probably provide new services like asset management, and that could benefit our customers who have businesses and they own (indiscernible). And we believe there are going to be much more synergies, but at this point, we believe the cash management is the first thing we can add on our product line as we combine our banks.

Brett Rabatin: And then from an expense savings perspective it is about 35 percent of Pacific Union. The press release talks about the majority of the savings coming from nonbranch consolidations of back office. So I was curious if you elaborate on any contracts with data providers or any back office numbers? And then if you could also — there’s a couple of branches that are pretty close, if you do intend to close any branches.

Stephanie Yoon: Eventually, we will take a look. At this point, we will take a look possibly at how many branches we are going close. But we also believe that we can leverage the size of ours to renegotiate some of our vendors. And that is going to be — and we will have a more cost effective contract for our vendors — that that will add a lot of numbers. And we want to see that we’re doing the bank operation can be also —.

Mike Winiarski: We are going to be taking a hard look at the staffing levels and all those functions. So there’ll be a reduction in payroll related expenses. We’re also at a level of scale right now where it is necessary for us to outsource a certain amount of professional type expenses. Probably good example of that would be the Sarbanes-Oxley compliance. That is just one that comes to mind. We have outsourced some of the audit type work that goes with that.

With the amount of scale that we’re going to be achieved in this acquisition we will be able to take things like that in-house because we will just have the level of scale that it becomes cost effective to do that, and obviously aren’t going to be paying the markup to professional firms for doing that sort of work. So that is the sort of thing that we see contributing towards these cost savings.

Brett Rabatin: And then just to be clear, the previous question I was asking about some numbers for ‘04. Just given an expected range of earnings between 22.5 and 23 million, it sounds to me like you are saying 22 million — or your giving some sort of guidance to that level or thereabouts. Is that the gist of it?

Stephanie Yoon: 22 million of our expected earnings (indiscernible) you mean?

Brett Rabatin: I’m sorry, say that again.

Stephanie Yoon: 22 million as of our earnings for the combined banks?

Brett Rabatin: Right, for next year.

Stephanie Yoon: I cannot really say that for guidance, but we use both companies to estimate and we take out the cost savings, and add maybe some adjustments for the restructuring. But that’s how we get the number. And we feel very comfortable to meet that number.

Brett Rabatin: If you guys food could follow-up with me on the mark-to-market I would appreciate it.

Stephanie Yoon: Yes, we will do that.

Operator: Steven Dan (ph) of DR Asset Management.

Steven Dan: I have a couple of questions about the collar. I was wondering if you could explain in detail and how it works? I think I understand it, but there are some collar points I don’t understand.

Stephanie Yoon:

Okay. What — can you —?

Steven Dan: I think HAFC stock between 19 and $25, you get 27.63 worth of stock. Is that correct?

Stephanie Yoon: Basically — can you repeat that last phase of your question?

Steven Dan: Okay. Between $19 and between $25, you get $27.63 worth of HAFC. Is that correct?

Stephanie Yoon: No, that’s not correct.

Steven Dan: What then is the value between 19 and 25?

Stephanie Yoon: Basically that — the value that the fiduciary receives varies basically. And the easiest way — within the range that you can calculate per share price is — we’re providing 6.12 million out of our common shares, plus 164 million in cash. So basically you must multiply our share price — multiply it by 6.12 million shares, plus 164 million of cash we’re providing, divided by outstanding PUB shares, you will get the share price.

Steven Dan: So are you telling me, between those two prices, between 19 and between 25, it is a fixed ratio?

Stephanie Yoon: Fixed ratio?

Steven Dan: Fixed ratio of stock?

Stephanie Yoon: Yes. We are giving fixed number of shares, not fixed ratio.

Steven Dan: Fixed ratio?

Stephanie Yoon: Fixed number of shares.

Steven Dan: Fixed number of shares? Okay. Between $19 and $25. And then what happens outside of — you mentioned between $25 and 26.50. You get 29.72 worth of stock?

Stephanie Yoon: Right.

Steven Dan: What happens if the stock is higher than 26.50?

Stephanie Yoon: Based on our calculations at (indiscernible) PUB shareholders receive (indiscernible) $29.02. And even though Hanmi Financial’s stock price goes up, they will still receive the same amount of $29 (indiscernible) for shares. So in that case, the number — the cash amount we’re paying does not change. The number of shares we’re going to issue to the PUB shareholder will be (indiscernible). But the collar works the other way around for the bottom collar.

Mike Winiarski: And then above the collar, I think, which is what your question is —.

Steven Dan: Yes, above 26.50 what happens?

Mike Winiarski: Again, we get a fixed number of shares, and that is 5,774,000 shares.

Steven Dan: 5,774,000?

Mike Winiarski: Yes.

Steven Dan: Shares? Okay. And conversely below 17.50, what happens?

Mike Winiarski: Well, it is a two-step process. First off it works the same way in reverse, if you will — a fixed number of shares. But in order to have this transaction qualify as a tax-free transaction there is a reallocation of shares versus cash that goes on to keep the total stock consideration above the 42 percent limit.

Steven Dan: But you don’t have a value of the number of shares then you would issue below 17.50 — a number of shares?

Mike Winiarski: Well, again, it starts to slide because of the effect of the 42 percent. It is a fairly complex two-step calculation.

Steven Dan: Will that be issued in the merger agreement?

Stephanie Yoon: Yes. That is going to be explained into the merger agreement.

Steven Dan: And went do you expect to have the merger agreement out?

Stephanie Yoon: Late this week we are going to file the merger agreement. And you can find the information that you can understand for this transaction in detail.

Steven Dan: Okay. And just to reiterate, between 19 and 25, it is a fixed number of shares which amounts to 6.12 million shares? Correct?

Stephanie Yoon: Correct.

Operator: Louis Sarcus (ph) Chesapeake Partners.

Louis Sarcus: Mine is really a follow up to the prior question. Inside the collar of 19 to 25, it looks like we’re getting about .573 shares of Hanmi, and also the value 15.42 in cash. Is that correct for the floating value?

Stephanie Yoon: Because to make this transaction work most of the cash that we are paying goes to — all the cash we are paying goes to the trustee of the KEB shares. And like some of the shares that we’re putting into also goes to the trustee of KEB. But like many shareholders are basically receiving all the shares of Hanmi Financial Corporation. But the value (indiscernible) shareholder in KEB is going to be the same per share value.

Louis Sarcus: I understand that, but it looks like the share between the 19 and the 25, it looks like the value fluctuates, the overall value between about 26.30 and 29.72. Is that correct?

Stephanie Yoon: 26 is correct, around 26.30 (indiscernible).

Mike Winiarski: 26.28.

Stephanie Yoon: 28, 29.72.

Louis Sarcus: Okay. At 26.50, when you say it goes down to 5.774 million fixed shares, does the cash change?

Stephanie Yoon: The cash does not change.

Louis Sarcus: So that is still at the 164.6 million?

Stephanie Yoon: Right, correct.

Louis Sarcus: And is there a walkaway either above 26.50 or below 17.50?

Stephanie Yoon: No, there is no walkaway.

Louis Sarcus: Below 17.50, what is the fixed number of shares?

Stephanie Yoon: Below 17.50, it is because we had to make this deal tax-free (indiscernible) so we have to keep the taxed portion at least 42 percent.

Louis Sarcus: But will it still be a minimum value of 26.28 below 17.50?

Stephanie Yoon: Below 17.50?

Louis Sarcus: Yes.

Stephanie Yoon: No, it is going to — the value per share for (indiscernible) is going to go south.

Louis Sarcus: Any idea like how much per dollar?

Stephanie Yoon: It is not really how much per dollar, because our share price goes down the value debt we’re giving to — the total value that we’re giving to the community goes down. And we have to calculate that whether that is 40 percent, and that means 42 percent of the total value we’re giving to the PUB. So just in case we have to give less cash than (indiscernible) to the PUB. So it is not really dollars. You cannot really (indiscernible) dollars to dollar at this point.

Louis Sarcus: But there’s a formula that we will see? Okay. And just one final question. In terms of the process is it fair to assume that a number of various partners were talked to before deciding on Hanmi as a partner?

Stephanie Yoon: I’m sorry. I didn’t get —?

Louis Sarcus: It is really a question for Pacific Union. Were there a number of parties that were talked to besides — before deciding on Hani as the ultimate merger partner?

David Warner: Right. This is David Warner from PUB. What I can tell you is that there was a very extensive and thorough process where a number of parties signed confidentiality agreements, submitted preliminary bids, came in and did due diligence, submitted final bids. And the trustees were in a position to make a choice and recommend the preferred choice to our special committee. So I think there were other candidates.

Louis Sarcus: Excellent. And how long is the averaging period? And when is that for the measurement of the pricing?

Mike Winiarski: It is five days prior to close.

Stephanie Yoon: We will take one more call.

Operator: Our final question comes from the line of Joel Wittenberg (ph) with Wittenberg Investment Management.

Joel Wittenberg: I have two questions. I would like to follow-up on the two questions relating to the collar because I still don’t understand the consideration being offered. If you are essentially giving all the cash for the non-public shareholders of PUBB, yet you value at yesterday’s closing price, you make the deal worth 27.63. That would suggest that the PUBB shareholders that are going to receive just Hanmi stock and no cash consideration would be receiving 1.297 shares of Hanmi.

Stephanie Yoon: That is correct.

Joel Wittenberg: Is that is correct then I don’t understand why, if for instance, at $25 — before Hanmi gets to 25 why the consideration would not be worth more than 29.72, and vice versa, if Hanmi declined to 17.5. That is my first question.

Stephanie Yoon: Can you rephrase the last part of your question?

Joel Wittenberg: Is the consideration being offered — if Hanmi’s price ends up between 19 and 25, it it a straight 1.297 shares for the PUBB public shareholders?

Mike Winiarski: No, it’s not. And maybe the best information to give you to define that range is that at $25 a share the exchange ratio is 1.1887. At $19 a share, the exchange ratio is 1.3833. And that pretty well defines the range between the collars. And I think everybody understands collars pretty well.

Joel Wittenberg: My second question relates to the private placement of Hanmi stock at about a 10 percent discount to yesterday’s closing price to the Castle Creek investors in order to finance the cash portion of the deal. And I’m interested in why management chose that path as opposed to, for instance, a subscription rights offering or something offered all of the Hanmi shareholders an opportunity to buy Hanmi below market?

Stephanie Yoon: Well, we established our first proposal. We, as a management our Board members really considered to really give the opportunity to (indiscernible) shareholders. But because of the uniqueness of this deal, the trustee wanted certainty for the (indiscernible). And the trustee and adviser of trustees said, if we — they (indiscernible) this rights offering because of two things. One, they want to assure that there is the money on the table when they sign the deal. So they want to have a committed subscription offer. And our Board members had a heated discussion whether that is to our shareholders (indiscernible) shareholder. But even though current shareholders cannot receive the right offering, still can buy the Hanmi at discount price, but it still will bring more value to our shareholders as well. So that is why we took that (indiscernible). It was not our first choice, but still it was well thought out process, I think.

Joel Wittenberg: When and by whom was that $19 decision made?

Stephanie Yoon: $19 decision made? It was made by financial advisers, as well as our leading financing — leading financing advisers.

Joel Wittenberg: And when was that decision reached?

Stephanie Yoon: Sorry?

Joel Wittenberg: When was that decision reached?

Stephanie Yoon: At the holder meeting right before. At the Board meeting right before we signed the deal.

Jae Whan Yoo: Okay. We’re very excited about the growth opportunities from this combination. Thank you very much for your participation.

Stephanie Yoon: Thank you very much, ladies and gentlemen. Dianne and I and our people will look forward to talking to you. Thank you.

Operator: Ladies and gentlemen, this concludes the presentation for today. Thank you for your participation. You may now disconnect.